UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 31, 2006 - May 18, 2006

Commission File Number: 0-29338

CARDIOME PHARMA CORP.
(Translation of registrant's name into English)

6190 Agronomy Road, 6th Floor
Vancouver, British Columbia, V6T 1Z3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F   ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)

TABLE OF CONTENTS

Exhibits

99.1	Press Release – March 31, 2006 (New Drug Application Submitted for RSD1235)

99.2	Material Change Report - New Drug Application Submitted for RSD1235

99.3	Notice of the meeting and record date

99.4	Confirmation of Mailing Annual Financial Statements

99.5	Press Release – May 5, 2006 (Cardiome Reports Additional Phase 1 Trial Data for Oral RSD1235)

99.6	Material Change Report – Cardiome Reports Additional Phase 1 Trial Data for Oral RSD1235

99.7	Press Release –May 15, 2006 (Cardiome Reports First Quarter Results)

99.8	Material Change Report – Cardiome Reports First Quarter Results

99.9	Financial Report for the Quarter Ended March 31, 2006

99.10	Certification of Filings – CFO

99.11	Certification of Filings – CEO

99.12	Confirmation of Mailing Interim Financial Statements

99.13	Notice

99.14	Letter from former auditor

99.15	Letter from successor auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardiome Pharma Corp.
(Registrant)

Date: May 18, 2006	By:	/s/ Doug Janzen
Doug Janzen

Chief Financial Officer

CARDIOME PHARMA CORP. 6190 Agronomy Road, 6th Floor Vancouver, BC. Canada V6T 1Z3 Phone: 604 677 6905 Fax: 604 677 6915 Toll free: 1 800 330 9928 Web: www.cardiome.com

May 18, 2006

Securities Exchange Commission
Attention: Filings Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Dear Sirs:

Re:    Cardiome Pharma Corp. (formerly Nortran Pharmaceuticals Inc.)
          File No. 0-29338, CIK No. 0001036141

We attach one electronic copy of Cardiome Pharma Corp.’s 6K for the period of March 31 to May 18, 2006 pursuant to Rule 13a-16 of the Securities Exchange Act of 1934.

We trust the enclosed is satisfactory and remain,

Yours truly,
Cardiome Pharma Corp.

“Doug Janzen”

Doug Janzen
Chief Financial Officer

Encl.

cc.   Joseph Garcia
       McCarthy Tetrault